NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS RECEIVES OEM TOOLING ORDER FOR PLASTIC

COMPONENTS FROM LEADING U.S. PRINTER COMPANY

--Complements Its Existing Relationship as Metal Components Supplier--

HONG KONG – December 9, 2013 -- Highway Holdings Limited (Nasdaq:HIHO) today announced it has received three tooling orders designed to produce plastic components for printers offered by a leading U.S. printer company.

“This new additional business represents an expansion of an OEM relationship that has evolved since 2007. We are gratified by the confidence of our customer in the company’s quality and capabilities and look forward to further opportunities to expand our valued-relationship,” said Roland Kohl, president and chief executive officer of Highway Holdings.

Kohl noted that the commencement of plastic component production represents a significant strategic opportunity to expand the relationship with this prestigious customer, which to date has only utilized Highway Holdings’ metal component manufacturing services. “We are now well-positioned to leverage our established metal parts supplier relationship to expand and become a leading plastic parts supplier for this customer in the near future. This is particularly significant since the plastic components business is much larger than metal components and the opportunities for future growth much greater,” Kohl said.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

# # #